Exhibit (a)(1)(D)

BIOGEN IDEC INC.

OFFER TO PURCHASE FOR CASH BY
BIOGEN IDEC INC.
UP TO 56,603,773 SHARES OF ITS COMMON STOCK
(INCLUDING ASSOCIATED PREFERRED STOCK PURCHASE RIGHTS)
AT A PURCHASE PRICE NOT LESS THAN $47.00 PER SHARE NOR GREATER THAN $53.00 PER SHARE

THE OFFER, WITHDRAWAL RIGHTS AND PRORATION PERIOD WILL EXPIRE AT 12:00 MIDNIGHT NEW YORK CITY TIME, ON JUNE 26, 2007, UNLESS THE OFFER IS EXTENDED.

May 30, 2007

To Brokers, Dealers, Commercial Banks,
Trust Companies and Other Nominees:

Biogen Idec Inc., a Delaware corporation (“Biogen Idec”) is offering to purchase for cash up to 56,603,773 shares of its common stock, par value $0.0005 per share, including associated preferred stock purchase rights, at a price not less than $47.00 per share nor greater than $53.00 per share, net to the seller in cash, without interest.

Given the prices specified by tendering shareholders and the number of shares tendered and not properly withdrawn, Biogen Idec will select the lowest purchase price between $47.00 and $53.00 net per share in cash, without interest, that will allow it to purchase 56,603,773 shares, or, if a lesser number of shares are properly tendered, all shares that are properly tendered. All shares acquired in the tender offer will be purchased at the same price.

Biogen Idec’s offer is being made upon the terms and subject to the conditions set forth in its offer to purchase, dated May 30, 2007, and in the related letter of transmittal which, together with the offer to purchase, as they may be amended and supplemented from time to time, constitute the offer.

Only shares properly tendered at prices equal to or below the purchase price and not properly withdrawn will be purchased. However, because of the “odd lot” priority, proration and conditional tender provisions described in the offer to purchase, all of the shares tendered at or below the purchase price may not be purchased if more than 56,603,773 shares are properly tendered. All shares tendered and not purchased, including shares tendered at prices above the purchase price and shares not purchased because of proration or the conditional tender procedures, will be returned at Biogen Idec’s expense promptly following the expiration date.

Biogen Idec reserves the right, in its sole discretion, to purchase more than 56,603,773 shares pursuant to the offer, subject to applicable law.

The offer is not conditioned on any minimum number of shares being tendered. The offer is, however, subject to other conditions described in the offer to purchase.

Upon the terms and subject to the conditions of Biogen Idec’s offer, if more than 56,603,773 shares are properly tendered at prices equal to or below the selected purchase price and not properly withdrawn, Biogen Idec will purchase, subject to the conditions to the offer described in Sections 1 and 2 of the offer to purchase, all other shares properly tendered at prices equal to or below the selected purchase price, on a pro rata basis disregarding fractional shares, except for “odd lots” which will be purchased on a priority basis.

For your information and for forwarding to your clients for whom you hold shares registered in your name or in the name of your nominee, we are enclosing the following documents:

•	offer to purchase, dated May 30, 2007;

•	letter that you may send to your clients for whose accounts you hold shares registered in your name or in the name of your nominee, with space provided for obtaining those clients’ instructions with regard to the tender offer;

•	letter of transmittal for your use and for the information of your clients (together with accompanying instructions and Substitute Form W-9);

•	notice of guaranteed delivery to be used to accept the offer if the share certificates and all other required documents cannot be delivered to the depositary before the expiration date or if the procedure for book-entry transfer cannot be completed before the expiration date; and

•	guidelines of the Internal Revenue Service for Certification of Taxpayer Identification Number on Substitute Form W-9.

Your prompt action is requested. We urge you to contact your clients as promptly as possible. The tender offer, withdrawal rights and proration period will expire at 12:00 midnight, New York City time, on June 26, 2007, unless the offer is extended.

No fees or commissions will be payable to brokers, dealers, commercial banks, trust companies or any person for soliciting tenders of shares under the tender offer (other than fees paid to the information agent as described in the offer to purchase). Biogen Idec will, however, upon request, reimburse you for customary mailing and handling expenses incurred by you in forwarding any of the enclosed materials to the beneficial owners of shares held by you as a nominee or in a fiduciary capacity. Biogen Idec will pay or cause to be paid any stock transfer taxes applicable to its purchase of shares, except as otherwise provided in the offer to purchase or letter of transmittal. Under no circumstances will interest be paid on the purchase price regardless of any extension of, or amendment to, the Offer or any delay in paying for such shares.

In order to properly tender shares under the tender offer, a shareholder must do either (1) or (2) below:

(1) Provide that the depositary receives the following before the offer expires:

•	either (a) certificates for the shares or (b) a confirmation of receipt for the shares pursuant to the procedure for book-entry transfer described in Section 2 of the offer to purchase; and

•	either (a) a properly completed and executed letter of transmittal or a manually executed facsimile of it, including any required signature guarantees or (b) an “agent’s message” of the type described in Section 2 of the offer to purchase in the case of a book-entry transfer; and

•	any other documents required by the letter of transmittal.

(2) Comply with the guaranteed delivery procedure set forth in Section 2 of the offer to purchase.

Any inquiries you may have with respect to the tender offer should be addressed to the information agent, D.F. King & Co., Inc., or the dealer managers, Merrill Lynch & Co. and Goldman, Sachs & Co., at their respective addresses and telephone numbers set forth on the back page of the offer to purchase.

Additional copies of the enclosed material may be obtained from D.F. King & Co., Inc., by calling them at (212) 269-5550 (collect) or (800) 859-8511 (toll free).

Very truly yours,

Merrill Lynch & Co.
Goldman, Sachs & Co.

Enclosures

NOTHING CONTAINED HEREIN OR IN THE ENCLOSED DOCUMENTS SHALL CONSTITUTE YOU OR ANY OTHER PERSON AS AN AGENT OF BIOGEN IDEC, OR ITS AFFILIATES, EITHER DEALER MANAGER, THE INFORMATION AGENT OR THE DEPOSITARY, OR AUTHORIZE YOU OR ANY OTHER PERSON TO USE ANY DOCUMENT OR MAKE ANY STATEMENT ON BEHALF OF ANY OF THEM IN CONNECTION WITH THE OFFER TO PURCHASE, OTHER THAN THE DOCUMENTS ENCLOSED HEREWITH AND THE STATEMENTS CONTAINED THEREIN.

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